UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HEARST-ARGYLE TELEVISION, INC.
(Name of Subject Company (Issuer))

THE HEARST FAMILY TRUST
THE HEARST CORPORATION
HEARST HOLDINGS, INC.
HEARST BROADCASTING, INC.
(Names of Filing Persons (Offeror))

Series A Common Stock, par value $0.01 per Share
(Title of Class of Securities)

422317 10 7
(CUSIP Number of Class of Securities)

Eve B. Burton
The Hearst Corporation
300 West 57th Street
New York, New York 10019
(212) 649-2045
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Copy to:

Richard D. Pritz
Kathleen L. Werner
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)

$587,062,031	$18,023

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Series A Common Stock of Hearst-Argyle Television, Inc., par value $0.01 per share (the “Shares”), not beneficially owned by The Hearst Corporation (“Hearst”) or certain related persons at a purchase price of $23.50 per Share, net to the seller in cash. According to Hearst-Argyle Television, Inc.’s registered stockholder list dated September 4, 2007, there were 52,483,343 Shares issued and outstanding, of which 24,981,363 are held by Hearst. Accordingly, this calculation assumes the purchase of 25,074,235 Shares.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee is equals $30.70 per one million dollars of transaction value.

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,023
Form or Registration No.: Schedule TO-T
Filing Parties: The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc.
Date Filed: September 14, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☑ going-private transaction subject to Rule 13e-3.
☑ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SIGNATURE
EXHIBIT INDEX
EX-99.A.5.IX: Complaint of Monroe County Retirement Board
EX-99.A.5.X: Amended Class Action Complaint

     This Amendment amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A originally filed under the cover of Schedule TO on September 14, 2007 by The Hearst Family Trust, The Hearst Corporation, Hearst Holdings, Inc. and Hearst Broadcasting, Inc. The Schedule TO relates to the offer by Hearst Broadcasting, Inc., a Delaware corporation (“Hearst Broadcasting”), to purchase all outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Hearst-Argyle Television, Inc., a Delaware corporation (“Hearst-Argyle”), not owned by Hearst Broadcasting, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 14, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and as may be amended and supplemented from time to time, constitute the “Offer”).

Item 11.	Additional Information
     (a)(5) On September 17, 2007, a stockholder of Hearst-Argyle filed a purported class action complaint with the Court of Chancery of the State of Delaware in and for New Castle County against Hearst, Hearst-Argyle and various directors of Hearst-Argyle, captioned: Complaint of Monroe County Retirement Board, individually and on behalf of and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3233.
     On September 19, 2007, plaintiffs in three of the Delaware actions filed a purported amended class action complaint with the Court of Chancery of the State of Delaware in and for New Castle County against Hearst, Hearst-Argyle and various directors of Hearst-Argyle, captioned: Amended Class Action Complaint of Sheet Metal Workers Pension Plan of Northern California, Stationary Engineers Local 39 Pension Plan and Monroe County Retirement Board, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. Multi-case 3211, 3214 and 3233.
     Both actions were brought as a putative class actions on behalf of all holders of Shares other than the defendants and persons related to or affiliated with the defendants. In addition to raising claims similar to the ones described in The Offer—Section 14. Certain Legal Matters—Stockholder Litigation of the Offer to Purchase, the complaints also allege that the Offer to Purchase is materially misleading in that, among other things, it purportedly omits material information needed by Hearst-Argyle’s public stockholders to decide whether to tender their Shares in the Offer or seek appraisal in the Merger. The September 19 complaint further alleges that the Tender Offer is coercive of minority stockholders.
     The lawsuits seek, among other things, to recover unspecified damages and costs (including attorney fees) and to enjoin the transaction contemplated by the Offer to Purchase.
     Hearst believes that the lawsuits are entirely without merit and intends to defend against them vigorously.
     Copies of the complaints are filed as exhibits hereto, and may be obtained in the manner set forth in The Offer—Section 7. Certain Information Concerning Hearst-Argyle—Available Information of the Offer to Purchase.

Item 12.	Exhibits

     (a)(5)(ix) Complaint of Monroe County Retirement Board, individually and on behalf of and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3233, filed in the Court of Chancery of the State of Delaware on September 17, 2007.
     (a)(5)(x) Amended Class Action Complaint of Sheet Metal Workers Pension Plan of Northern California, Stationary Engineers Local 39 Pension Plan and Monroe County Retirement Board, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. Multi-case 3211, 3214 and 3233, filed in the Court of Chancery of the State of Delaware on September 19, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEARST BROADCASTING, INC.

By:	/s/ James M. Asher
Name:      James M. Asher

Title:	Vice President

HEARST HOLDINGS, INC.

By:	/s/ James M. Asher
Name:      James M. Asher

Title:	Senior Vice President

THE HEARST CORPORATION

By:	/s/ James M. Asher
Name:      James M. Asher

Title:	Senior Vice President

THE HEARST FAMILY TRUST

By:	/s/ Victor F. Ganzi
Name:      Victor F. Ganzi

Title:	Trustee

Date: September 20, 2007

EXHIBIT INDEX

Exhibit	Description
(a)(5)(ix)	Complaint of Monroe County Retirement Board, individually and on behalf of and all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. 3233, filed in the Court of Chancery of the State of Delaware on September 17, 2007.

(a)(5)(x)	Amended Class Action Complaint of Sheet Metal Workers Pension Plan of Northern California, Stationary Engineers Local 39 Pension Plan and Monroe County Retirement Board, individually and on behalf of all others similarly situated, against Hearst-Argyle Television, Inc., et al., Case No. Multi-case 3211, 3214 and 3233, filed in the Court of Chancery of the State of Delaware on September 19, 2007.